THERAPEUTICS

21 November 2007

07028475

Securities and Exchange Comn
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 4 2007 WASH. D.C. 200

SUPPL

Dear Sir/Madam

**Re: Antisense Therapeutics Limited**

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

| Date of Announcement/Lodgement | To: | Title | No of pages |
|---|---|---|---|
| 18 October 2007 | ASX | Notice of Annual General Meeting/Proxy Form | 9 |
| 24 October 2007 | ASX | ANP to present at US Investor Conference | 1 |
| 26 October 2007 | ASX | Appendix 4C Quarterly Cashflow Report | 5 |
| 29 October 2007 | ASX | Joint Company Secretary Appointment | 1 |
| 8 November 2007 | ASX | ATL1101 enters Pre-clinical Research in Prostate Cancer | 2 |
| 21 November 2007 | ASX | ATL1102 Phase IIa Trial Update | 1 |
| 21 November 2007 | ASX | Annual General Meeting Presentation | 14 |
| 21 November 2007 | ASX | Results of Annual General Meeting | 1 |

Yours sincerely

PROCESSED
DEC 0 7 2007
THOMSON FINANCIAL

Mark Diamond
**Managing Director**

Encls.

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL. +61 (3) 9827 8999 FAX. +61 (3) 9827 1166 WEB. WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

12g3-2(b) file number: 82-34841

**Antisense THERAPEUTICS**

**Computershare**

**Antisense Therapeutics Limited**
ABN 41 095 060 745

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com



000001 000 ANP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

19 October 2007

Dear Shareholder

I have pleasure in inviting you to attend our Annual General Meeting and have enclosed the Notice of Meeting, which sets out the items of business.

The Annual General Meeting will be held at the Computershare Conference Centre, 452 Johnston Street, Abbotsford, Victoria on Wednesday 21 November 2007 at 10.00 am.

If you are attending this meeting, please bring this letter with you to facilitate registration at the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on +61 3 9473 2555 so that it is received by 10.00 am on Monday 19 November 2007.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

If you did not request to receive the Annual Report please note that the Financial Report and the Remuneration Report, which are contained within the Annual Report, relate to items of business at the AGM. If you would like access to the Annual Report you may visit our website at www.antisense.com.au. Alternatively, you may order a hard copy of our Annual Report (free of charge) by calling +61 3 9827 8999.

Yours sincerely
**Antisense Therapeutics Limited**

Mark Diamond
**Managing Director**

# NOTICE OF ANNUAL GENERAL MEETING

## Including Notes and **Proxy Form**

to be held on
Wednesday 21 November 2007

10.00am (registration commencing 15 minutes earlier)

at
Computershare Conference Centre
Yarra Falls
452 Johnston Street, Abbotsford, Victoria
Australia

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

**ANTISENSE THERAPEUTICS LIMITED**

**ACN 095 060 745**

NOTICE OF 2007 ANNUAL GENERAL MEETING

Notice is given that the 2007 Annual General Meeting of Antisense Therapeutics Limited [ACN 095 060 745] ("the Company") will be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia on Wednesday, 21 November 2007 at 10.00am, for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

The details of the resolutions contained in the Notes accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

ORDINARY BUSINESS

**2007 Annual Financial Statements**

To lay before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, Directors' Report and Audit Report for the year ended 30 June 2007.

**In General**

To receive and answer Shareholders questions and comments on the management of the Company.

At the Meeting, a representative of the Company's Auditors, Ernst and Young, will be available to receive and answer any questions of the Shareholders relevant to the conduct of the audit and the preparation and content of the Auditor's report.

**PROPOSED RESOLUTIONS**

Resolution 1: Re-election of Director – Mr Robert Moses

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

> "That Mr Robert Moses, a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected as a Director of the Company."

Further details in respect of Resolution 1 are set out in the Notes accompanying this Notice of Annual General Meeting.

Resolution 2: Re-election of Director – Dr Chris Belyea

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

> "That Dr Chris Belyea, a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected as a Director of the Company."

Further details in respect of Resolution 2 are set out in the Notes accompanying this Notice of Annual General Meeting.

Resolution 3: Change of Constitution

To consider, and if thought fit, to pass the following resolution as a special resolution:

"That clause 71.1 of the Constitution, be altered to read:

"71.1 A resolution in writing signed by:

(a) all Directors who are eligible to vote on the resolution; or

(b) a resolution in writing signed by Directors who are eligible to vote on the resolution and constituting in number not less than a majority of all appointed Directors,

is taken to have been passed by the Directors without a meeting. The resolution is passed when signed by the last of all eligible Directors or the last of the Directors required to constitute the majority, as relevant."

Further details in respect of Resolution 3 are set out in the Notes accompanying this Notice of Annual General Meeting.

Resolution 4: Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as a non-binding ordinary resolution:

"That the Company adopt the Remuneration Report for the year ended 30 June 2007."

Note: the vote on this resolution is advisory only and does not bind the Company or its Directors. Further details in respect of Resolution 4 are set out in the Notes accompanying this Notice of Annual General Meeting.

Dated: 19 October 2007

By the order of the Board



Phillip Hains
Company Secretary

The accompanying Notes and the Proxy and Voting Instructions form part of this Notice of Meeting.

## DETERMINATION OF VOTING ENTITLEMENTS

In accordance with regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* for the purposes of the meeting, persons holding shares at 7:00pm on 19 November 2007 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to attend and vote in respect of that share at the Annual General Meeting.

ANTISENSE THERAPEUTICS LIMITED

ACN 095 060 745

## NOTES TO NOTICE OF 2007 ANNUAL GENERAL MEETING

These Notes accompany and form part of the Antisense Therapeutics Limited Notice of 2007 Annual General Meeting to be held on Wednesday, 21 November 2007 at 10.00 am. The Notice of 2007 Annual General Meeting should be read together with these Notes.

### ORDINARY BUSINESS

#### Resolution 1: Re-election of Director – Mr Robert Moses

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company's Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Robert (Bob) Moses (BA, MBA, FAICD, FAIM) was appointed a Director of the Company on 23 October 2001 and was last re-elected on 20 October 2004. Mr Moses was formerly Vice President of CSL Limited, Mr Moses draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Mr Moses played a central role in CSL's development internationally. Prior to joining CSL, Mr Moses was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Mr Moses also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly.

Mr Moses is Chairman of the Remuneration Committee and member of the Audit Committee.

Mr Moses is currently non-executive Chairman of TGR Biosciences Pty Ltd, Sylvan Scientific Limited and a Director of the CRC for Polymers. During the past three years Mr Moses has also served as Chairman of Meditech Research Limited, the Australian Stem Cell Centre Limited and Amrad Corporation Limited.

#### Resolution 2: Re-election of Director – Dr Chris Belyea

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company's Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Chris Belyea (BSc(Hons), PhD, FIPAA ) was appointed a Director of the Company on 13 November 2000 and was last re-elected 20 October 2005. Dr Belyea has a PhD in physics from the University of Melbourne and is a registered patent attorney. He become the founding CEO of Antisense Therapeutics Limited in November 2000 and remained in this role until January 2002 (shortly after Antisense Therapeutics Limited was listed on the Australian Stock Exchange). He worked for the Australian patent firm Griffith Hack & Co for 5 years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea become founding CEO and member of the board of Metabolic Pharmaceuticals Limited, which is developing drugs for neuropathic pain and other diseases.

Dr Belyea resigned as a Director of Metabolic Pharmaceuticals on 30 August 2007 and as Chief Scientific Officer from September 2007.

Dr Belyea is Chairman of the Audit Committee and member of the Remuneration Committee.

During the past three years Dr Belyea served as a Director of Metabolic Pharmaceuticals Limited.

**Resolution 3: Change of Constitution**

To assist in managing the affairs of the Company and to accommodate foreign Directors and Directors commitments to other entities other than the Company and outside Australia Antisense Therapeutics Limited proposes to alter its constitution as follows:

Replace the words:

"71.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the last Director signs. "

With:

"71.1 A resolution in writing signed by:

(a) all Directors who are eligible to vote on the resolution; or

(b) a resolution in writing signed by Directors who are eligible to vote on the resolution and constituting in number not less than a majority of all appointed Directors,

is taken to have been passed by the Directors without a meeting. The resolution is passed when signed by the last of all eligible Directors or the last of the Directors required to constitute the majority, as relevant."

The effect of Resolution 3, if passed, is that for a Directors' resolution by written circular to be valid (without a meeting), only a majority of all appointed Directors will be required to sign the resolution, and not all Directors as is currently the case.

**Resolution 4: Non-binding resolution to adopt Remuneration Report**

Pursuant to the *Corporations Act* 2001 the Annual General Meeting of a listed company must propose a resolution that the Remuneration Report be adopted. Also pursuant to the *Corporation Act*, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 4 is to lay before the Shareholders the Company's Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the *Corporations Act* 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2007.

antisense
THERAPEUTICS

# Proxy Form

**Antisense Therapeutics Limited**
ABN 41 095 060 745

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001 000 ANP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

## Appointment of Proxy

I/We being a member/s of Antisense Therapeutics Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Antisense Therapeutics Limited to be held at Computershare Investor Services Conference Centre, 452 Johnston Street, Abbotsford, Melbourne on Wednesday, 21 November at 10:00am and at any adjournment of that meeting.

## Voting directions to your proxy - please mark X to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| Resolution 1 | Re-election of Director - Mr Robert Moses | | | |
| Resolution 2 | Re-election of Director - Dr Chris Belyea | | | |
| Resolution 3 | Change of Constitution | | | |
| Resolution 4 | Non-binding resolution to adopt Remuneration Report | | | |

**The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.**

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.**

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

ANP 13PR

# How to complete the Proxy Form

## 1 Your Address

This is your address as it appears on the company's Share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

## 2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

## 3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

## 4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's Share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

## 5 Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's Share registry or at **www.computershare.com**.

## Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:00am on Wednesday, 21 November. Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be lodged:**

| | |
|---|---|
| IN PERSON | Registered Office - 10 Wallace Avenue Toorak VIC 3124 |
| | Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia |
| BY MAIL | Registered Office - 10 Wallace Avenue Toorak VIC 3124 |
| | Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia |
| BY FAX | 61 3 9473 2555 |

THERAPEUTICS

Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

**Antisense Therapeutics Limited**
ABN 41 095 060 745

000002 000 ANPRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Dear Securityholder,

We have been trying to contact you in connection with matters arising from your securityholding in Antisense Therapeutics Limited. Unfortunately, our correspondence has been returned to us marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which will exclude you from future mailings of items such as our annual report. However, we are required by law to continue mailing notices of meetings to you.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about Antisense Therapeutics Limited. Where correspondence has been returned to us in error, please let us know so we may correct our records. Upon notification of your new address, or receipt of your advice that an error has occurred, we will remove the flag against your securityholding, thus ensuring you receive all future mailings.

You are requested to include the following;

- Securityholder Reference Number (SRN) or Holder Identification Number (HIN);
- ASX trading code;
- Name of company in which security is held;
- Old address; and
- New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

In addition, if your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Antisense Therapeutices Limited

antisense THERAPEUTICS

# Antisense Therapeutics To Present at Rodman & Renshaw 9th Annual Healthcare Conference

**Melbourne, Australia – October 24, 2007 – New York, USA – October 23, 2007**
**Antisense Therapeutics Limited (ASX: ANP)** announced in the US overnight that the Company is scheduled to present at the Rodman & Renshaw 9th Annual Global Healthcare Conference, on November 5-7, in New York City.

Mark Diamond, Antisense Therapeutics Chief Executive Officer, will give a presentation on November 7, at 8:50 a.m. EST on the Company and its lead compound, ATL1102, which is currently in Phase IIa clinical trials as a treatment for multiple sclerosis (MS). The presentation will be followed by a question and answer session and a live webcast may be accessed at the Company's website, www.antisense.com.au, or at http://wsw.com/webcast/rrshq12/anp.au.

A replay of the presentation will be archived for 90 days after the conference, at the same locations. For more information about the Rodman & Renshaw 9th Annual Healthcare Conference, please visit Rodman & Renshaw's website at www.rodmanandrenshaw.com.

Antisense management will be available for meetings in New York on November 7-9.

The Company's current Phase IIa trial is a study in 80 patients to assess the safety and efficacy of ATL1102 as a treatment for relapsing remitting MS.

ATL1102 is a second-generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4). It is believed that the inhibition of VLA-4 prevents white blood cells from entering sites of inflammation, thereby halting the progression of inflammatory diseases such as MS. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in an animal model of MS and the data has been published - Myers et al., *J Neuroimmunol* 160, 12-24 (2005).

**About Antisense Therapeutics Limited**
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Antisense Therapeutics' strategic technology partner, Isis Pharmaceuticals Inc.

Website: www.antisense.com.au

## Contact Information

US Investors: Andrea Costa, The Global Consulting Group, (646) 284-9461, acosta@hfgcg.com
Company: Mark Diamond, Managing Director, +61 3 9827 8999

*Rule 4.7B*

# Appendix 4C – 1st Quarter

## Quarterly report
## for entities admitted
## on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

**Name of Entity:**

Antisense Therapeutics Limited

**ABN:**

41 095 060 745

**Quarter Ended ('Current Quarter')**

30th September 2007

## Consolidated Statement of Cash Flows

| | Cash Flows Related to Operating Activities | Current Quarter $A'000 | Year-to-Date (3 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from customers | - | - |
| 1.2 | Payments for: (a) staff costs | (319) | (319) |
| | (b) advertising/marketing/investor relations | - | - |
| | (c) research and development | (655) | (655) |
| | (d) leased assets | - | - |
| | (e) other working capital | (284) | (284) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 156 | 156 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | **Net Operating Cash Flows** | **(1,102)** | **(1,102)** |

+ See chapter 19 for defined terms.

| | | Current Quarter $A'000 | Year-to-Date (3 months) $A'000 |
|---|---|---|---|
| 1.8 | **Net Operating Cash Flows (carried forward)** | (1,102) | (1,102) |
| | **Cash Flows Related to Investing Activities** | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | - |
| | (e) other non-current assets | - | - |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | - |
| | (e) other non-current assets | | - |
| 1.11 | Loans to other entities | - | - |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other (provide details if material) | - | - |
| | **Net Investing Cash Flows** | - | - |
| **1.14** | **Total Operating and Investing Cash Flows** | (1,102) | (1,102) |
| | **Cash Flows Related to Financing Activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | - | - |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | - |
| 1.18 | Repayment of borrowings | - | - |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (Capital Rasing Costs) | - | - |
| | **Net Financing Cash Flows** | - | - |
| | **Net Increase / (Decrease) in Cash Held** | (1,102) | (1,102) |
| 1.21 | Cash at beginning of quarter/year to date | 7,597 | 7,597 |
| 1.22 | Exchange rate adjustments to item 1.20 | | |
| 1.23 | **Cash at End of Quarter** | 6,495 | 6,495 |

+ See chapter 19 for defined terms.

## Payments to Directors of the Entity and Associates of the Directors

## Payments to Related Entities of the Entity and Associates of the Related Entities

| | | Current Quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 130 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

Total amounts paid to directors include director's fees, salaries and superannuation.

## Non-Cash Financing and Investing Activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

## Financing Facilities Available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount Available $A'000 | Amount Used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |

+ See chapter 19 for defined terms.

## Reconciliation of Cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current Quarter $A'000 | Previous Quarter $A'000 |
|---|---|---|---|
| 4.1 | Cash on hand and at bank | 995 | 1,097 |
| 4.2 | Deposits at call | 5,500 | 6,500 |
| 4.3 | Bank overdraft | - | - |
| 4.4 | Other - Bank Guarantee / Trust | - | - |
| | **Total: Cash at End of Quarter** (item 1.22) | **6,495** | **7,597** |

## Acquisitions and Disposals of Business Entities

| | | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|---|
| 5.1 | Name of entity | | - |
| 5.2 | Place of incorporation or registration | - | - |
| 5.3 | Consideration for acquisition or disposal | - | - |
| 5.4 | Total net assets | - | - |
| 5.5 | Nature of business | - | - |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign Here:

Print Name: **Phillip Hains**
Company Secretary

Date: 26th October 2007

The CFO Solution
www.thecfo.com.au
13/7/07

+ See chapter 19 for defined terms.

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

# Joint Company Secretary Appointment

**Melbourne 29th October 2007**

The Board of Antisense Therapeutics Limited is pleased to announce Ms Kate Plumridge has been appointed as Joint Company Secretary.

Ms Plumridge holds a B.Bus (Accounting) from RMIT University. She has over 5 years experience providing accounting, corporate governance and compliance services to listed and unlisted public companies as a senior manager at The CFO Solution. Mr. Phillip Hains, joint Company Secretary of Antisense Therapeutics Ltd, is the principal of The CFO Solution.

***About Antisense Therapeutics Limited***
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).


*Contact Information:*

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains / Kate Plumridge+61 3 9824 5254

8th November 2007

# New Programme Announced as ATL1101 Enters Pre-clinical Research in Prostate Cancer

- **Collaboration agreement signed with high profile research group**
- **Potent antisense drug ATL1101 active in human cancer cells**
- **ATL1101 targets high interest area (IGF-Ir) in cancer drug development**
- **Adds further diversification and value to ANP pipeline comprising ATL1102 for multiple sclerosis and asthma, ATL1103 for growth and sight disorders, and ATL1101 for prostate cancer**

Antisense Therapeutics Ltd. (ASX:ANP) is pleased to announce that it is commencing a collaborative research programme with one of the worlds leading researchers in the field of prostate cancer. The collaboration with Prof. Martin Gleave, Distinguished Professor, Department of Urological Sciences, University of British Columbia and Director of The Prostate Centre at Vancouver General Hospital, will examine the potential of ATL1101 in mouse models of human prostate cancer.

ATL1101 is a 2 nd generation antisense inhibitor of the insulin-like growth factor-I receptor (IGF-Ir), which is a high interest target in cancer drug development. Previous in-vitro studies have shown the compound to be active in human cancer cells, and mouse toxicology studies have been completed to add to the data package that is already in place on ATL1101.

Antisense Therapeutics CEO Mark Diamond said, "This research collaboration in prostate cancer capitalizes on the significant amount of data we have built on ATL1101. We now have our lead drug ATL1102 for multiple sclerosis in Phase 2a trials and the same drug has also shown potential in the field of asthma. In addition we have our growth and sight disorders drug ATL1103 progressing towards clinical development and now we have ATL1101 entering pre-clinical research in prostate cancer. This broad product pipeline provides the Company and its shareholders some exciting opportunities ahead and a greater diversification of value drivers".

"Our collaboration with Gleave's group exemplifies our cost efficient and highly focused approach to confirming the therapeutic potential of our pipeline antisense drugs. Establishing research partnerships with drug developers in specialised disease areas provides us with access to established systems and infrastructure for conducting cost effective research designed for definitive outcomes".

Antisense Therapeutics' Research Director Christopher Wraight said "We are fortunate to be collaborating with one of the recognised international leaders in the field of prostate cancer therapeutic research, Prof. Martin Gleave. Prof. Gleave is a practicing uro-oncologist, and has established an integrated laboratory research programme that efficiently provides insight into a drug's potential for clinical efficacy in hormone refractory prostate cancer (HRPC). He founded OncoGenex, which like our Company, is a technology partner of Isis Pharmaceuticals. Gleave and OncoGenex have an impressive track record in translating bench research into the clinic, as illustrated by the clinical progress they have made with their own chemosensitising 2 nd generation antisense drug OGX-011, designed to block a different target. The data and outcomes from OncoGenex's clinical studies on OGX-011 has increased our own confidence that 2 nd generation antisense drugs could be used to target prostate tumours".

Outcomes from this pre-clinical research will help guide decision making in any future development or partnering strategies in the *area* of prostate cancer.

## Background Information

**ATL1101** is an antisense inhibitor of IGF-Ir which has shown potent activity in laboratory studies, including in human cancer cells. IGF-Ir is one of the best known of a family of cell signaling molecules that are referred to as "anti-apoptotic". These molecules prolong cell survival by inhibiting programmed cell death (apoptosis). The connection between IGF-Ir activity and prostate cell tumorigenicity has been studied for many years. Inhibition of cell survival molecules like IGF-Ir can render tumour cells more susceptible to cell death with cytotoxic (cell death inducing) drugs. Similar "chemosensitiser" therapeutic approaches targeting the IGF-Ir are under investigation in several large pharmaceutical companies, lending support to our own antisense-based strategy against the same target.

**Prostate cancer** is the second most frequently diagnosed cancer in men after skin cancer. It is estimated there will be 218,890 new cases diagnosed in the U.S. this year. Around 1 in 6 men will develop prostate cancer, a third to a half of whom will recur after local treatment and risk progression to metastatic prostate cancer. Metastatic disease invariably progresses to hormone refractory prostate cancer (HRPC) if given enough time. Treatment options are limited for HRPC, and prognosis is poor. There is a pressing need for the development of new treatments.

**Antisense Therapeutics Limited (ASX: ANP)** is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise antisense pharmaceuticals for large unmet markets. ANP has two drugs in development and two drugs in pre-clinical research. Its lead drug, ATL1102, is in the advanced stages of a Phase 2a trial as a potential treatment of multiple sclerosis.

**Contact Information:** Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

antisense
THERAPEUTICS

21 November 2007

# ATL1102 Phase IIa Multiple Sclerosis Trial Update

- Over 70 patients (of the targeted 80) have now been enrolled into the study with most having completed the trial (both dosing and follow up phases)
- Trial results expected to be reported Mid.08 (previous guidance 1Q.08)

Antisense Therapeutics Ltd. is currently conducting an 80 patient Phase IIa trial to assess the safety and efficacy of ATL1102 in relapsing-remitting MS patients in Poland, Czech Republic, Bulgaria, Romania, Slovak Republic and Germany.

The Company can report that over 70 patients have now been enrolled into the study with most having completed both the dosing and follow up phases of the trial.

In addition to the above mentioned countries, the Company also received approval to conduct the clinical trial in Russia, however continued administrative delays in receiving the requisite permits to allow shipment of the clinical trial supplies for the study have prevented the initiation of the Russian trial sites. Given the study is now close to being fully enrolled, the Company will not pursue initiation of the Russian trial sites thereby saving on the associated expenses. The remaining patients will be enrolled from the active trial sites in the other European countries.

The delays encountered in Russia have impacted on the expected completion dates for the trial, though the Company is confident that the remaining patients will be enrolled by the middle of next month and the study finished in time for trial results to be reported Mid.08 (previous guidance 1Q.08).

***About ATL1102 for MS***

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS, the MS animal data having been published in a peer reviewed scientific journal.

***ATL1102 Phase IIa Study Design Summary***

The study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in approximately 80 patients with relapsing-remitting MS. Patients receive either ATL1102 or placebo over eight weeks. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness. This is assessed by using MRI (magnetic resonance imaging) indices. MRI's are conducted at monthly intervals over the 8 week dosing period and at monthly intervals for a further 8 weeks following completion of dosing.

***About Antisense Therapeutics Limited***

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

*Contact Information:* Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

antisense THERAPEUTICS

# Annual General Meeting

## 21 November 2007

| | |
|---|---|
| Chairman: | Bob Moses |
| CEO: | Mark Diamond |

# Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavour of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Antisense Therapeutics Limited Annual Report for the year ended 30 June 2007, copies of which are available from the company or at www.antisense.com.au.

antisense THERAPEUTICS

# ANP: Investment Fundamentals

- Collaboration with world leader in antisense technology
  - ***Isis Pharmaceuticals Inc (NASDAQ:ISIS)***
- Lead compound ATL1102 in Phase IIa MS trial
  - ***80 patient, randomised, double blind, placebo controlled***
- Antisense science clinically validated
  - ***> 15 antisense drugs in Phase II/III clinical trials globally***
- ATL1102 target for MS (VLA-4) clinically validated
  - ***Tysabri® same biological target***
- Growing product pipeline with significant commercial potential
  - ***MS, asthma, diabetic retinopathy, acromegaly, prostate cancer***
- Early partnering strategy
  - ***Project validation and revenues***

antisense THERAPEUTICS

# Key Achievements 2006/7

- ATL1102 Phase IIa Multiple Sclerosis trial
  - *Over 70 patients enrolled (80 patient target)*
  - *Multiple trial sites initiated across 6 European countries*
- ATL1102 European and Japanese patents granted
- Private placement of $2.07M to overseas institutional investor
- Extended discovery and development collaboration with Isis
- ATL1103 for growth & sight disorders moving towards clinical development with drug manufacture for toxicology and clinical studies
- Announced new collaboration and development project – ATL1101 for prostate cancer

antisense THERAPEUTICS

# Financial Summary - 30 June 2007

| *Balance Sheet - Extract* | *2007* | *2006* |
|---|---|---|
| Cash assets | $ 7.6 m | $ 8.2 m |
| Intangible assets | - | $ 0.4 m |
| Payables | $(1.9) m | $(0.3)m |
| Net Assets | $ 6.0 m | $ 8.8 m |

| *Profit & Loss* | *2007* | *2006* |
|---|---|---|
| Full year operating loss | $4.8 m | $5.5 m |
| is after (charging)/crediting: | | |
| Research & Development | $(3.3) m | $(2.9) m |
| Amortisation of Intangibles | $(0.4) m | $(1.4) m |
| Interest Income | $ 0.5 m | $ 0.4 m |
| Overheads, patent costs and other | $(1.6) m | $(1.6) m |

antisense
THERAPEUTICS

# Business Strategy

- Leverage from Isis antisense technology development
  - *Mature and well characterised platform technology*
  - ***Isis Pharmaceuticals Inc***
    - *One antisense drug on market; 18 in development*
    - *Recent licensing deals with Big Pharma (BMS, J&J) on 2nd generation antisense compounds*
    - *Stock trading at 12 month highs: Market capitalisation US$1.5B*
- Utilise technology know-how to fast track project development
- Grow pipeline of new antisense therapeutics
- Derive revenue sooner from early partnering strategy

antisense
THERAPEUTICS

# Product Research & Development Pipeline

| Product | Disease | Status |
|---|---|---|
| **ATL1102** s.c. injection | multiple sclerosis | Clinical Phase IIa |
| **ATL1103** s.c. injection | vision, acromegaly | Toxicology & Clinical supplies |
| **ATL1102** inhaled | asthma | Preclinical Efficacy |
| **ATL1101** s.c. injection | prostate cancer | Preclinical Research |

antisense THERAPEUTICS

# ATL1102 for Multiple Sclerosis

## Product

- 2nd generation antisense inhibitor of VLA-4 protein
- VLA-4 is a clinically validated target in MS (Tysabri®)
  - *Tysabri® monoclonal antibody (mAb) to VLA-4*
  - *Most effective MS drug to date for treatment of relapsing-remitting MS*
    - ***Twice as effective as interferon at reducing relapse rates***
- Antisense inhibition of VLA-4 has demonstrated positive effects in work undertaken to date
  - *Compelling animal data in MS animal studies comparable to VLA-4 mAb*
  - *Data published in peer reviewed scientific journal*
  - *Phase I study confirmed ATL1102 to be safe and well tolerated*
- Patents granted in US, Europe, Australia and Japan; pending in Canada

antisense THERAPEUTICS

# ATL1102 for Multiple Sclerosis

## Phase IIa MS trial

- Assess safety & efficacy in 80 patients with relapsing-remitting MS
- Multi-centre, randomised, double-blinded, placebo-controlled
- Study enrolling in Germany, Poland, Czech Republic, Bulgaria, Romania and Slovak Republic
- Dosing: 2 arms – treatment and placebo; subcutaneous injection, twice per week over 8 weeks
- Trial supervised by independent safety monitoring board composed of international neurology experts
- Trial results due Mid-2008

antisense THERAPEUTICS

# Pipeline: ATL1103 for growth & sight disorders

- Antisense inhibitor to the Growth Hormone receptor (GHr)
- GH action is mediated through IGF-I hormone
  - ***Acromegalics** have elevated levels of both GH and IGF-I*
  - *↓ IGF-I is associated with clinical improvement in **retinopathy***


ATL1103
blocks GH action on liver
reduces IGF-I in blood
pituitary
GH
GH
liver
GH
ALS
"FREE"
IGF
IGF
"BOUND"
IGFBP3
IGF
IGF
bone
muscle

antisense THERAPEUTICS

adapted from Le Roith *et al. Endocr Rev* 22, 53-74 (2001)

# ATL1103 for growth & sight disorders

## Key features of ATL1103 development program

- GHr target is clinically validated in acromegaly
- Activity of GHr antisense confirmed in animal models
- GHr is expressed in liver which is a target organ for antisense drug distribution
- Ability to test for drug activity (serum IGF-I is clinical endpoint ) in early human studies
- Limited competition
- Potential dosing, administration and cost advantages
  - Development path has reduced risk
- Moving into development with manufacture of drug for pre-clinical toxicology studies

antisense THERAPEUTICS

# Pipeline: Inhaled ATL1102 for asthma

## Product

- <u>Inhaled</u> VLA-4 antisense
  - *Positive effects demonstrated in acute asthma model (mouse)*
  - *Drug active at low inhaled doses*
  - *Key asthma indicators suppressed*
    - » *airway hyperresponsiveness*
    - » *lung eosinophilia*
    - » *airway mucous accumulation*

- Existing pre-clinical and clinical data on ATL1102 in MS would support clinical development of inhaled ATL1102 in asthma

- Either develop further or partner/license ongoing development

antisense THERAPEUTICS

# ATL1101 for prostate cancer

- Potent, specific, 2nd gen ASO of IGF-IR active in human cancer cells
- Exclusive licenses to Isis chemistry for IGF-IR; IP protection to ≥ 2023
- Mouse toxicology studies completed
- Extensive research literature supports anti-tumour role for IGF-IR inhibition
- Target of interest to Pharma
  - *Imclone, Pfizer, Insmed (Phase II); Amgen, Hoffman-LaRoche, Sanofi-Aventis (Phase I); Merck & Co, others (preclinical)*
- High quality research collaboration with leader in prostate cancer therapy
  - *Prof. Martin Gleave (Uni. Brit. Columbia)*
- Clinical trials confirm activity of 2nd gen ASO in prostate tumour
  - *Phase I: Oncogenex OGX-011 (Chi et al., Gleave, 2005, J Natl Cancer Inst* ***97****, 1287-96);*
  - *Phase II: Oncogenex OGX-011 (Oncogenex Press Release 2 Jun 2007)*
- Adds further diversification & value to R&D product pipeline

antisense THERAPEUTICS

# Looking forward (2007/08)

- Lead drug **ATL1102 for MS**
  - *Progress Phase IIa trial*
  - *Report results of trial (Forecast Mid'08)*
  - *Look to partner on going clinical development*

- **Pipeline**
  - *Further development of ATL1103 for growth & sight disorders*
  - *Develop or out-license ATL1102 for asthma*
  - *Pre-clinical research on ATL1101 in prostate cancer*
  - *Investigate new pipeline opportunities*

antisense THERAPEUTICS

antisense
THERAPEUTICS

21st November 2007

**ANTISENSE THERAPEUTICS LIMITED**
(ASX: ANP)

## Results of Annual General Meeting

The Company wishes to advise that the resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the company at its Annual General Meeting held on 21st of November 2007.

| **Resolution** | **For** | **Against** | **Abstain** | **Chairman's/Other's Discretion** |
|---|---|---|---|---|
| Re-election Mr Robert Moses | 189,419,743 | 216,685 | 1,099,967 | 1,534,753 |
| Re-election Dr Chris Belyea | 187,321,858 | 2,284,570 | 1,129,967 | 1,534,753 |
| Change of Constitution | 188,848,745 | 389,547 | 1,498,103 | 1,534,753 |
| Remuneration Report | 188,283,225 | 593,347 | 1,656,746 | 1,737,830 |

On behalf of the Board

Phillip Hains
Company Secretary
Antisense Therapeutics Limited

END